EXHIBIT 3.1

AMENDMENT TO THE
AMENDED AND RESTATED BY-LAWS OF CUMULUS MEDIA INC.

     Article III, Section 3.2 of the Amended and Restated By-Laws of Cumulus Media Inc. is amended and restated in its entirety as follows:

SECTION 3.2 NUMBER, TENURE, AND QUALIFICATIONS. The number of Directors of the Corporation shall be six (6) or such other number as may be fixed by resolution of the Board of Directors from time to time. The number of Directors shall be deemed increased or decreased automatically without any action by the shareholders or Directors as provided in the Corporation’s Certificate of Incorporation with respect to (i) the rights of the holders of any series of Preferred Stock to elect Directors, and (ii) the rights of the holders of Class C Common Stock to elect one (1) Director, but no decrease shall have the effect of reducing the term of any incumbent Director except as otherwise provided in the Certificate of Incorporation. Each Director shall hold office until the next succeeding annual meeting of the shareholders or until his successor has been elected and qualified. A director may resign at any time by delivering a written resignation to the Board of Directors, to the Chairman, or to the Corporation through the Secretary or otherwise. Directors need not be residents of the State of Delaware or shareholders of the Corporation. The terms of office of the Board of Directors shall be and is divided into three classes: Class I, Class II, and Class III. The Class I term will expire at the annual meeting of shareholders to be held in 2003; the Class II term will expire at the annual meeting of shareholders to be held in 2004; and the Class III term will expire at the annual meeting of shareholders to be held in 2005. At each annual meeting of shareholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The directorships will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third (1/3) of the directors.